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                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (AMENDMENT No. 7)

                     Alexander Haagen Properties, Inc.
                             (Name of Company)

                   COMMON STOCK, Par Value $.01 Per Share
                       (Title of Class of Securities)

                                 40443E100
                               (CUSIP Number)

                          Lorenzo Lorenzotti, Esq.
                       Prometheus Western Retail, LLC
                     LF Strategic Realty Investors L.P.
                      30 Rockefeller Plaza, 63rd Floor
                             New York, NY 10020
                               (212) 632-6000

                              with a copy to:

                             Kevin Grehan, Esq.
                          Cravath, Swaine & Moore
                             825 Eighth Avenue
                             New York, NY 10019
                               (212) 474-1490
               ----------------------------------------------
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                               June 30, 1998
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.  40443E100                              Page   2    of  5 Pages
---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     SS OR IRSIDENTIFICATION NO OF ABOVE PERSON
          Prometheus Western Retail, LLC
---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                 (b)  [x}
---------------------------------------------------------------------------
 3   SEC USE ONLY
---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
          AF
---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                        [ ]
---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
---------------------------------------------------------------------------
   NUMBER OF         7   SOLE VOTING POWER
    SHARES                15,666,666
 BENEFICIALLY       -------------------------------------------------------
OWNED BY EACH        8   SHARED VOTING POWER
  REPORTING               -0-
 PERSON WITH        -------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                          15,666,666
                    -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                          -0-
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       15,666,666 shares of Common Stock*

*Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
     SHARES*
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (11)
       56.5%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          OO
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.  40443E100                              Page   3    of  5 Pages
---------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     SS OR IRSIDENTIFICATION NO OF ABOVE PERSON
          LF Strategic Realty Investors L.P.
---------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                 (b)  [x}
---------------------------------------------------------------------------
 3   SEC USE ONLY
---------------------------------------------------------------------------
 4   SOURCE OF FUNDS*
          AF, OO
---------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                        [ ]
---------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
---------------------------------------------------------------------------
   NUMBER OF         7   SOLE VOTING POWER
    SHARES                15,666,666
 BENEFICIALLY       -------------------------------------------------------
OWNED BY EACH        8   SHARED VOTING POWER
  REPORTING               -0-
 PERSON WITH        -------------------------------------------------------
                     9   SOLE DISPOSITIVE POWER
                          15,666,666
                    -------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                          -0-
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       15,666,666 shares of Common Stock*

*Assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN     [ ]
     SHARES*
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED AMOUNT IN ROW (11)
       56.5%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
          PN
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 7 is filed by Prometheus Western Retail, LLC, a Delaware limited liability company ("Prometheus"), and by LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"). Capitalized terms used herein shall have the meanings ascribed thereto in the
Schedule 13D dated June 10, 1997, filed by Prometheus and LF Realty (the "Initial Schedule 13D").

          As previously reported in the Initial Schedule 13D, pursuant to a Stock Purchase Agreement dated as of June 1, 1997, by and among Prometheus, LF Realty and Alexander Haagen Properties, Inc. ("Haagen"), subject to the terms and conditions thereof, Prometheus has agreed to purchase and Haagen has agreed to sell 15,666,666 shares of common stock, par value $0.01 per share, of Haagen (the "Common Stock"). The Initial Schedule 13D is amended as follows:


Item 5.   Interest in Securities of the Issuer

          On June 30, 1998, in a Subsequent Closing made pursuant to the Stock Purchase Agreement, Prometheus purchased 1,333,333 shares of Common Stock at a price of $15 per share.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                              PROMETHEUS WESTERN RETAIL, LLC

                              by    LF STRATEGIC REALTY INVESTORS
                                    L.P., as managing member,

                                    by  Lazard Freres Real Estate
                                        Investors L.L.C., its general
                                        partner,

                                        by /s/ ROBERT P. FREEMAN
                                          --------------------------
                                          Name:  Robert P. Freeman
                                          Title: Managing Director


                              LF STRATEGIC REALTY INVESTORS L.P.

                              by  Lazard Freres Real Estate
                                  Investors L.L.C., its general
                                  partner,

                                  by /s/ ROBERT P. FREEMAN
                                    ---------------------------
                                    Name:  Robert P. Freeman
                                    Title: Managing Director


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